Subscription Agreement

The securities are being offered pursuant to section 4(a)(6) of the securities act of 1933 (the "act") and have not been registered under the act or the securities laws of any state or any other jurisdiction. No federal or state securities administrator has reviewed or passed on the accuracy or adequacy of the offering materials for these securities. There are significant restrictions on the transferability of the securities described herein and no resale market may be available after restrictions expire. The purchase of these securities involves a high degree of risk and should be considered only by persons who can bear the risk of the loss of their entire investment without a change in their lifestyle.

KarbonPay, Inc.
A Texas Limited Liability Company

The undersigned ("Subscriber") understands that KarbonPay, Inc. (the "Company"), a incorporated company formed under the Texas Business Organizations Code, is conducting an offering under Section 4(a)(6) of the Act and Regulation Crowdfunding promulgated thereunder ("Regulation CF") on the www.wefunder.com platform ("Wefunder Platform") operated by Wefunder Portal, LLC ("Wefunder") by offering up to 1,110,528 common shares (the "Securities") at a price of $2.93 per share ($2.60 per share for the first $2,000,000.60) purchased in the offering (the "Offering").

The target amount of the Offering is $3,000,000.81 (the "Target Offering Amount", also known as the "Maximum Offering Amount"). This Offering is made pursuant to the Form C (the "Form C").

1. **Subscription.** Subject to the terms and conditions hereof, the provisions of the Form C, the terms and conditions of any agreement entered into by and among the Subscriber, Wefunder, and or XX Investments, LLC (the "Custodian") and their respective affiliates, in connection with Subscriber's investment in the Securities on the Wefunder Platform, including but not limited to the Custodian and Voting Agreement, and the Investor Agreement (the "Wefunder Documents"), Subscriber hereby subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page, which is payable as described in Section 4 hereof. Subscriber acknowledges that the securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. **Acceptance of Subscription and Issuance of Securities.** The Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason, and the subscription shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to Subscriber at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers as determined in the sole discretion of the Company.

3. **The Closing.** The Initial Closing will take place at any time 21 days after the Securities are offered through the Wefunder Platform and upon the Purchasers delivering $50,000.60 (the "Minimum Offering Amount") to the Company (the "Initial Closing"). The Company may enter more than one closing until it receives the Maximum Offering Amount from the Subscribers. In the event

there is more than one closing, the term "Closing" shall apply to each such closing unless otherwise specified.

4. **Payment for Securities.** Payment for the Securities shall be received by Boston Private Bank (the "Escrow Agent") from the undersigned by wire, ACH or other payment method of immediately available funds or other means approved by the Escrow Agent prior to the Offering campaign deadline, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The Custodian, acting as the transfer agent, shall record the number of Securities the Subscriber beneficially holds. Subscriber understands the Custodian will be the sole record holder of the purchased Securities on the books and records of the Company, and the sole dispositive record of Subscriber's beneficial ownership of the Securities will be in the books and records of the Custodian pursuant to the Custodian and Voting Agreement.

5. **Representations and Warranties of the Company.** As of the Closing, the Company represents and warrants that:
    a. The Company is duly formed and validly existing under the laws of Texas, with full power and authority to conduct its business as it is currently being conducted and to own its assets.
    b. The Company has secured any other authorizations, approvals, permits and order required by law for the conduct by the Company of its business as it is currently being conducted.
    c. The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will confirm in all material respects to the descriptions thereof set forth in Form C.
    d. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company.
    e. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies, and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.
    f. Assuming the accuracy of Subscriber's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF, or under any applicable

state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. **Representations and Warranties of Subscriber.** Subscriber hereby represents and warrants to and covenants with the Company that:

   a. General.
      i. Subscriber has all requisite authority (and, in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement, the Wefunder Documents, and to perform all the obligations required to be performed by Subscriber hereunder, and such purchase will not contravene any law, rule or regulation binding on Subscriber or any investment guideline or restriction applicable to Subscriber.
      ii. Subscriber will comply with all applicable laws and regulations in effect in any jurisdiction in which Subscriber purchases or sells Securities and will obtain any consent approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which Subscriber is subject or in which Subscriber makes such purchases or sales, and the Company shall have no responsibility therefor.
      iii. Including the amount set forth on the signature page hereto, in the past 12-month period Subscriber has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

   b. Information Concerning the Company.
      i. Subscriber has reviewed a copy of the Form C. With respect to information provided by the Company, Subscriber has relied solely on the information contained in the Form C to make the decision to purchase the Securities.
      ii. Subscriber understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. Subscriber represents that it is able to bear any and all loss associated with an investment in the Securities.
      iii. Subscriber confirms that it is not relying on and will not rely on any communication (written or oral) of the Company, Wefunder, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, Wefunder, or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, Wefunder, nor any of their respective affiliates are acting or has acted as an advisor to Subscriber in deciding to invest in the Securities.

iv. Subscriber acknowledges that neither the Company, Wefunder, nor any of their respective affiliates, have made any representation regarding the proper characterization of the Securities for purposes of determining Subscriber's authority or suitability to invest in the Securities.

v. Subscriber is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. Subscriber has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

vi. Subscriber understands that, unless Subscriber notifies the Company in writing to the contrary at or before the Closing, each of Subscriber's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by Subscriber.

vii. Subscriber acknowledges the Company has the right, in its sole and absolute discretion, to abandon this offering at any time prior to the completion of the offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to Subscriber.

viii. Subscriber understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

ix. Subscriber has up to 48 hours before the Offering has been concluded to cancel the purchase and get a full refund.

c. No Guaranty.

i. Subscriber confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities, or (B) made any representation to Subscriber regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations.

ii. In deciding to purchase the Securities, Subscriber is not relying on the advice or recommendations of the Company and Subscriber has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Securities is suitable and appropriate for Subscriber.

d. Status of Undersigned.

i. Subscriber has such knowledge, skill, and experience in business, financial, and investment matters that Subscriber is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of Subscriber's own professional advisors, to the extent Subscriber has deemed such assistance appropriate, Subscriber has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement.

    ii. Subscriber has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and Subscriber is able to bear the risks associated with an investment in the Securities.

  e. Restrictions on Transfer or Sale of Securities.

    i. Subscriber is acquiring the Securities solely for Subscriber's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities.

    ii. Subscriber understands the Securities have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of Subscriber and of the other representations made by Subscriber in this Subscription Agreement. Subscriber understands the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

    iii. Subscriber understands the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that Subscriber may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation CF, after which certain state restrictions may apply. Subscriber understands the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferable, a secondary market in the Securities may not develop. Consequently, Subscriber understands that Subscriber must bear the economic risks of the investment in the Securities for an indefinite period of time.

7. **Covenants of Subscriber.** Subscriber will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation CF.

8. **Conditions to Obligations of Subscriber.** The obligations of Subscriber to purchase and pay for the Securities specified on the signature page hereto are subject to the satisfaction at or prior to the Closing of the following condition precedent: the representations and warranties of the Company contained in Section 5 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

9. **Conditions to Obligations of Company.** The obligations of Company to issue the Securities specified on the signature page hereto are subject to the satisfaction at or prior to the Closing of

the following condition precedent: the representations and warranties of the Subscriber contained in Section 6 shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

10. **Revisions to Manner of Holding.** In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding, and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6), Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Act. Subscriber agrees that in the event Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Company.

11. **Voting of Securities.** Subscriber understands the Securities contain voting rights and the Custodian will vote Subscriber's Securities and take any actions in connection with such voting at the direction of XX Team LLC pursuant to the relevant Wefunder Documents.

12. **Obligations Irrevocable.** Following the Closing, the obligations of Subscriber shall be irrevocable.

13. **Waiver, Amendment.** Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

14. **Assignability.** Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or Subscriber without the prior written consent of the other party.

15. **Waiver of Jury Trial.** SUBSCRIBER IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

16. **Submission to Jurisdiction.** With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by Subscriber ("Proceedings"), Subscriber irrevocably submits to the jurisdiction of the federal or state courts located in Dallas County, Texas which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

17. **Governing Law.** This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Texas, without regard to conflict of law principles thereof.

18. **Section and Other Headings.** This section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

19. **Counterparts.** This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

20. **Notices.** All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party specified by notice shall have in writing to the other):

    If to the Company:

    KarbonPay, Inc.
    3400 North Central Expwy
    Suite 110-289
    Richardson, TX. 75080
    Attention: Brad Price
    E-mail: brad@karbonpay.com

    with a copy to:

    The Perliski Law Group
    Campbell Centre II
    8150 N. Central Expressway
    Suite 1675
    Dallas, Texas 75206
    Attention: Benjamin A. Stolz, Esq., Partner
    E-mail: bas@perliskilawgroup.com

    If to the Subscriber:

    Contact information provided by Wefunder or Custodian

21. **Binding Effect.** The provisions of this Subscription Agreement are binding on, and accrue to the benefit of, the parties hereto and their respective heirs, legal representatives, successors and assigns.

22. **Survival.** All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of Subscriber and (iii) the death or disability of Subscriber.

23. **Notification of Changes.** Subscriber hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this

Subscription Agreement, which would cause any representation, warranty, or covenant of Subscriber contained in this Subscription Agreement to be false or incorrect.

24. **Severability.** If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

Remainder of Page Intentionally Left Blank
Signature Page Follows

IN WITNESS WHEREOF, the parties have executed this agreement as of ___[EFFECTIVE DATE]_____ .

Number of Shares: ___[SHARES]_____

Aggregate Purchase Price: $[AMOUNT]_____

COMPANY:

KarbonPay, Inc.
_____

Founder Signature
_____

Name: ____[FOUNDER_NAME]_____

Title: ____[FOUNDER_TITLE]_____

Read and Approved (For IRA Use Only):   **SUBSCRIBER:**

[ENTITY NAME]
_____

Investor Signature

By: _____   By:_____

Name: ____[INVESTOR NAME]_____

Title: ____[INVESTOR TITLE]_____

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[X] Not Accredited